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SEC FILE NUMBER
8- 67829

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2019

Washington DC 408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Alt Fund Distributors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th Street
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan (646) 757-8062
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite St., Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Kevin Meehan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alt Fund Distributors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN B. McLANE
NOTARY PUBLIC OF NEW JERSEY
ID # 50027678
My Commission Expires 11/23/2020

50027678
EXP. 11/20

Notary Public

Signature

FINOP

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALT FUND DISTRIBUTORS, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2018

SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Alt Fund Distributors LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Alt Fund Distributors LLC (the "Company") as of December 31, 2018, and the related notes to the financial statement (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used, and significant estimates made, by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SingerLewak LLP

We have served as the Company's auditor since 2015.

Denver, Colorado
February 25, 2019

3600 S Yosemite St. #600 Denver, CO 80237 T: 303.694.6700 F: 303.694.6761
877.754.4557

ALT FUND DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 1,490,644
Accounts Receivable	135,337
Prepaid Expenses	21,542
Accounts Receivable-Related Party	931,924
Total Assets	$ 2,579,447
Liabilities and Member's Equity	
Accounts Payable	$ 785,933
Member's Equity	1,793,514
Total Liabilities & Member's Equity	$ 2,579,447

See accompanying notes to the financial statements

ALT FUND DISTRIBUTORS LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Alt Fund Distributors, LLC (the "Company") is a Colorado limited liability company that was established primarily to distribute the Catalyst Funds (the "Fund"), registered under the Investment Company Act of 1940. The Company, formerly named Catalyst Mutual Fund Distributors, LLC and Ascent Real Estate Securities, LLC, was formed on December 18, 2007 and commenced operations on June 3, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

15c3-3 Exemption

The Partnership under Rule 15c3-3(k)(1) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts and has a limited business as a distributor of mutual funds.

Revenue Recognition

As the distributor of mutual funds, the Company earns commissions and mutual fund service fees on mutual fund sales.

The Company recognizes commissions, fees, and related expenses in accordance with terms of the underlying agreements as securities transactions occur. Revenues are recorded as they are earned.

The Company enters into arrangements with investment advisors and distributors of funds to perform marketing services to potential investors. The Company may receive commissions and distribution fees paid by the investment advisors, the funds up front, upon the investor's exit from the funds (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that the performance obligation is determined upon the sale of the funds to investors and as such is fulfilled on the trade date. These are considered variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Commission and distribution fees recognized in the current period are primarily related to performance obligations that may have been satisfied in prior periods.

As customary in the mutual fund distribution industry, the Company's gross revenues are subject to a deduction in arriving at reported revenues. When the Company recognizes revenue from commissions on the sale of mutual funds, an estimate of the provision for chargebacks is recorded reducing commission revenues and account receivables. A chargeback represents commission revenue to be returned to the customer in the event mutual funds sold are redeemed within 90 days of the initial sale. This provision is estimated based on historical payment experience, mix of mutual funds being sold, market performance of the funds, and their historical relationship to revenues.

ALT FUND DISTRIBUTORS LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party transaction or acting as an "agent" in the transaction. For those transactions which the Company is considered as acting as an "agent", revenues are recorded on a net basis.

The following table presents revenue by major source.

Revenue from contracts with customers		
Commissions		
Advisor Marketing Fee	$	8,083,585
Underwriter Fees	$	832,472
Total Commissions	$	8,916,057
Distribution Fees		
12b-1 Reimbursement Fees	$	1,062,790
Distributor Fees	$	34,792
Total Distribution Fees	$	1,097,582
Referral Fees		
Advisor Referral Fees		77,053
Total revenue from contracts with customers	$	10,090,692

Transition Adjustments

The Company believes there is no impact to opening retained earnings upon adoption of the new revenue recognition policy and has determined that no transition adjustment is necessary.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

ALT FUND DISTRIBUTORS LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2018

Costs to Fulfill a Contract with Customers

The Company has recorded as an asset certain costs incurred to fulfill contracts with its investment advisor customers, such as sales commissions paid to licensed representatives for obtaining investments in mutual funds. These costs are amortized to expense over a period of one month that the services are expected to be provided to the investment advisor customer. The Company has elected to use practical expedient and recognize the incremental cost to fulfill a contract as an expense when incurred since the amortization of the period would have been recognized as expense over a period of time over less than one year.

Income Taxes

As a limited liability company, the Company is not considered a separate taxable entity for income tax purposes. All income is reported on the member's tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2018, the Company had net capital and net capital requirements of $1,769,080 and $48,679 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.4128 to 1 or 41.28%.

NOTE 3 - CONCENTRATIONS AND RISK

Revenue from Catalyst Capital Advisors LLC, and Underwriter Commissions was approximately $7,948,748 and $827,589 and represented approximately 79% and 8%, respectively, of the total commercial revenue of the Company for the year ended December 31, 2018, all of which are related parties. As of December 31, 2018, the amounts due from Catalyst Capital Advisors LLC and Underwriter Commissions was approximately $910,215 and $66,945, and represented approximately 85% and 6%, respectively, of accounts receivable.

The Company maintains a checking account in a financial institution. Accounts at the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be in a deposit account that exceeds the FDIC insurance limit. The company has not experienced any losses in the account. The company believes it is not exposed to any significant risk on cash.

NOTE 4 - RELATED PARTIES

The Company is the distributor of related party mutual funds and earns commissions for sales. The Company provides marketing services for related party advisors. As of December 31, 2018, the Company had sales of $8,083,535 and had accounts receivable of $931,924 from their related party affiliates. The Company has a services and expense agreement with a related limited liability company. Total rent expense paid to a related party affiliate was $123,303 for the year ended December 31, 2018. The commission receivable is considered allowable for net capital purposes.

NOTE 5 – MEMBER'S EQUITY

The Company is owned by one member. During 2018, the Company distributed $500,000 to the member.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.